Maverick Tube Corporation
16401 Swingley Ridge Road, Suite 700
Chesterfield, MO 63017
August 14, 2006
VIA EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Lesli Sheppard, Senior Staff Attorney Mr. Matthew Franker, Staff Attorney

Re:	Maverick Tube Corporation Schedule 14A Filed on June 30, 2006 File No. 001-10651
Ladies and Gentlemen:
     We are writing in response to the comments contained in the staff’s comment letter dated July 28, 2006 with respect to Maverick’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2006. In this regard, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the Proxy Statement as filed with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, MAVERICK TUBE CORPORATION
By:	/s/ C. Robert Bunch
Name:	C. Robert Bunch
Title:	Chairman of the Board of Directors, Chief Executive Officer and President

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